Exhibit 99.1

PRESS RELEASE

Hydrogenics Announces Filing of Revised Consolidated
Financial Statements for the Year Ended December 31, 2008

No Impact to the Company’s Consolidated Results of Operations for Any of the Affected periods

Mississauga, Ontario — August 12, 2009. Hydrogenics Corporation (TSX: HYG; Nasdaq: HYGS), a leading developer and manufacturer of hydrogen generation and fuel cell products, has filed revised audited annual consolidated financial statements for the year ended December 31, 2008.

The revised annual audited consolidated financial statements correct a clerical error made in Note 23 — Differences between Canadian and United States Accounting Principles by inserting the correct footnote reference for the stock-based compensation reconciling item and to correctly reference the footnote presented for in-process research and product development.  The revisions do not affect the Company’s consolidated results of operations for any of the affected periods. These revised annual audited consolidated financial statements replace the Company’s annual audited consolidated financial statements filed under SEDAR project number 1391172 on March 25, 2009.

As a result of filing the revised disclosure, the Company is required to file an amendment on Form 20-F/A to amend its Annual Report on Form 20-F for the year ended December 31, 2008, which was filed on June 30, 2009. The amendment on Form 20-F/A will be filed contemporaneously with the filing of the amended disclosure. Copies of the revised consolidated financial statements may be obtained at the Canadian Securities Administrators’ website, www.sedar.com, at the U.S. Securities and Exchange Commission’s website,  www.sec.gov, or by contacting Hydrogenics Corporation.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com